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SEC FILE NUMBER
8-69482

SEC Mail Processing
MAR 07 2022
Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Kenmar Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

110 East 59th Street, Suite 3200
(No. and Street)

New York, (City) NY (State) 10022 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert Cox (Name) (212) 596-3480 (Area Code – Telephone Number) rcox@kenmarsecurities.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Alvarez & Associates, Inc.
(Name – if individual, state last, first, and middle name)

9221 Corbin Avenue, Suite 165 (Address) Northridge (City) California (State) 91324 (Zip Code)

10/16/2018 (Date of Registration with PCAOB)(if applicable) 6517 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Robert Cox, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Kenmar Securities, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CCO

[signature]

Notary Public

JUSTIN J WYNNE
Notary Public - State of New York
NO. 01WY6158725
Qualified in Bronx County
My Commission Expires Jan 8, 2023

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), a applicable.*

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of Kenmar Securities, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Kenmar Securities, LLC (the "Company") as of December 31, 2021, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
February 28, 2022

9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com

KENMAR SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

ASSETS		
Cash	$	46,633
Accounts receivable		3,302
Prepaid expenses		821
Total assets	$	50,756
LIABILITIES & MEMBER'S EQUITY		
Accounts payable	$	23,181
Accounts payable related party		2,539
Accrued expenses		12,069
Total liabilities		37,789
Member's equity		12,967
Total liabilities and member's equity	$	50,756

See accompanying notes.

KENMAR SECURITIES, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2021

REVENUES		
Sales commissions and introductory fees	$	509,464
Reimbursement of expenses		24,881
Miscellaneous Income		753
Total revenues		535,098
EXPENSES		
Commissions		425,043
Regulatory and license fees		40,354
Professional fees		19,573
Other		57,358
Total expenses		542,328
NET INCOME (LOSS)	$	(7,230)

See accompanying notes.

KENMAR SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2021

		Member's Equity
Balance at December 31, 2020	$	50,092
Net income (loss)		(7,230)
Member's contributions		16,000
Member's withdrawals		(45,895)
Balance at December 31, 2021	$	12,967

See accompanying notes.

KENMAR SECURITIES, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2021

Cash flows from (for) operating activities:	
Net income (loss)	$ (7,230)
Adjustments to reconcile net income to net cash from operating activities:	
Changes in assets and liabilities:	
Decrease in prepaid expenses	684
Decrease in receivables	2,196
Decrease in accounts payable	(317,899)
Decrease in accrued expenses	(1,157)
Net cash used by operating activities	(316,177)
Cash flows from financing activities	
Member distributions	(45,895)
Member contributions	16,000
Net cash used by financing activities	(29,895)
Cash flows from investing	0
Net decrease in cash	(353,301)
Cash, beginning of year	399,934
Cash, end of year	$ 46,633

Supplemental disclosure of cash flow information

Cash paid during the year for:

Interest	$ 0
Income taxes	$ 0

Note 1. GENERAL DESCRIPTION OF THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES

A. General

Kenmar Securities, LLC (the "Company") is a Delaware limited liability company, and the sole Member of the Company is Kenmar Olympia, LLC ("KOL" or "Parent.")

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is in the business of offering and selling securities of commodity pools operated by affiliated companies and introducing and referring investors to affiliated and unaffiliated managers and other private placements. The Company does not carry customer accounts, hold funds or securities for, or owe money to, customers.

B. Method of Reporting

The Company's financial statements are presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Financial Accounting Standards Board Accounting Standards Codification ("The Codification") is the single source of U.S. GAAP. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates, and such differences may be material to the financial statements.

C. Cash

The Company maintains its cash with City National Bank. In the event of the financial institution's insolvency, the Company's recovery of the cash balance on deposit may be limited to account insurance or other protection afforded such deposits. The current protection limit offered by the FDIC is $250,000 per depositor per insured bank and any excess amount on deposit over $250,000 is not covered by account insurance. Management selects financial institutions that in the view of management are financially stable.

D. Revenue Recognition

Sales commissions and fee revenues are recognized as income when earned in accordance with the terms of the applicable agreement, and the Company's associated performance obligations are completed, and collection is probable.

From time to time, the Company receives securities in the form of common stock, warrants or a combination of both of these securities as compensation for various types of services performed by the Company. The Company records these revenues at the point in time when the services for the transaction are completed under the terms of each assignment or engagement, typically the closing date of the transaction. The securities received and related revenue is initially recorded at their fair value and valued again at the balance sheet date with the difference recognized as an unrealized gain or loss until disposition.

E. Leases

The Company shares its office space with its Parent under the terms of an expense sharing agreement, which is cancelable with reasonable notice. This agreement is not subject to ASC 842. The Company records its shared expenses monthly as billed.

F. Income Taxes

The Company, as a single member LLC, is a disregarded entity for tax purposes. As such, the income or loss of the disregarded entity is reported on the federal and state income tax returns of its sole member. Accordingly, the Company does not provide for income tax expense or income tax liability on its net income.

Note 2. <u>NET CAPITAL REQUIREMENTS</u>

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and also requires that the Company maintain minimum net capital of $5,000. At December 31, 2021, the Company had net capital of $8,844 which was in excess of its required net capital by $3,844. The Company's ratio of aggregate indebtedness to net capital was 4.27 to 1.

Note 3 <u>RELATED PARTY TRANSACTIONS</u>

The Company has a Services, Space Sharing and Expense Agreement ("Expense Agreement") with KOL. Under the terms of such Expense Agreement, KOL agreed to make available to the Company Support Services and Support Personnel (as defined in the agreement). KOL pays the associated costs of the Support Personnel and any related Support Services costs including but not limited to salaries and employee benefits of the Support Personnel (including the Chief Compliance Officer of the Company), rent and utilities related to the Company, travel and entertainment expenses and any other operating expense not directly related to the Company. The Company will pay all expenses related directly to its operations including but not limited to sales commissions to registered personnel, licensing, examination fees, continuing education costs, audit fees, legal fees and any expense to an outside vendor with which the Company has contracted directly. Commission paid to an officer of the Company amounted to $0 for the year ended December 31, 2021. The Company has an amount receivable from registered representatives of $733 at December 31, 2021. The Company also has an amount payable to KOL of $2,539 and no specific terms apply to payments of amounts due to KOL; however, such amounts are settled periodically. It is possible that the terms of certain related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 4. <u>FAIR VALUE</u>

The Company accounts for its holdings at fair value. Fair value, as defined in the *Fair Value Measurement* Topic of the Codification, is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy, as set forth in the *Fair Value Measurement* Topic of the Codification, prioritizes the inputs to valuation techniques used to measure fair value into three broad levels: quoted market prices in active markets for identical assets or liabilities (Level 1); inputs other than quoted market prices that are observable for the asset or liability, either directly or indirectly (Level 2); and unobservable inputs for an asset or liability (Level 3). The Company received warrants during the year as part of compensation. As of December 31, 2021, the Company estimated the value of these warrants to be zero.

Note 5. <u>INDEMNIFICATIONS</u>

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of any future obligation under these indemnifications to be remote.

Note 6. <u>RECENTLY ISSUED ACCOUNTNG PRONOUNCEMENTS</u>

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending December 31, 2021, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

As discussed in Note 1, the Company shares office space with its Parent covered under the terms of an expense sharing agreement. This agreement is not subject to ASC 842 and does not have an effect on the Company's financial statements for the year ending December 31, 2021.

Note 7. COVID-19 IMPACT

Management is continuing to evaluate the COVID-19 pandemic and its impact on the financial services industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company's operations, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 8. COMMITMENT AND CONTINGENCIES

The Company had no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2021, or during the year then ended .

Note 9. SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

SCHEDULE I - COMPUTATION of NET CAPITAL UNDER RULE 15c3-1 of the SECURITIES AND EXCHANGE COMMISSION

Total member's capital	$	12,967
Deduct items not allowable for net capital		
Receivable from registered representatives		(733)
Prepaid assets		(820)
Other receivable		(2,570)
Net capital	$	8,844
Minimum net capital required – 6 2/3% of aggregate indebtedness	$	2,362
Minimum regulatory dollar net capital requirement	$	5,000
Net capital shown above	$	8,844
Minimum net capital requirement		5,000
Excess net capital	$	3,844
Total aggregate indebtedness	$	37,789
Ratio of aggregate indebtedness to net capital		4.2727 to 1

Statement Pursuant to Paragraph (d) of Rule 17a-5:

There are no material differences between the computation of net capital and required net capital stated above and Kenmar Securities, LLC's computation of net capital and required net capital from the December 31, 2021 most recently filed Unaudited Financial and Operational Combined Uniform Single Report (FOCUS II A).

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE SEC 15c3-3 AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIRMENTS UNDER RULE SEC 15c3-3

The Company is exempt from SEC Rule 15c3-3 as a non-covered firm because its business activities are limited to performing private placement of securities and consulting services. Accordingly, the Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other considerations received and promptly transmitted in compliance with paragraph (a) or (b) (2) of Rule 15c2-4: (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Members of Kenmar Securities, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Kenmar Securities, LLC does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and (2) Kenmar Securities, LLC's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Non-Covered Firm") did not subject it to the customer protection rules and that the Company did not identify any exceptions to this assertion throughout the year ended December 31, 2021. Kenmar Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Kenmar Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in the Non-Covered Firm provision.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
February 28, 2022

Kenmar Securities, LLC
Exemption Report

Kenmar Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R 240.17a-5 (d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company is exempt from SEC Rule 15c3-3 as a non-covered firm in reliance of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to §17 C.F.R. 240.15c3-3c its business activities are limited to performing private placements of securities and consulting services.

(2) The Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b) Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

(3) The Company did not identify any exceptions to the above throughout the year ending December 31, 2021.

Kenmar Securities, LLC

I, Robert C. Cox, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]
Robert C. Cox
Chief Compliance Officer

Kenmar Securities, LLC
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended December 31, 2021

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To Those Charged with Governance and the Member of Kenmar Securities, LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Kenmar Securities, LLC and the SIPC, solely to assist you and SIPC in evaluating Kenmar Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Kenmar Securities, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in the most recently filed Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021 with the Total Revenue amount reported in the most recently filed Form SIPC-7 for the year ended December 31, 2021, noting no differences;

3) Compared any adjustments reported in the most recently filed Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in the most recently filed Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the most recently filed Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Kenmar Securities, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Kenmar Securities, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
February 28, 2022

Kenmar Securities, LLC

Schedule of Securities Investor Protection Corporation

SIPC-7 Assessments and Payments

For the Year Ended December 31, 2021

		Amount
Total assessment	$	764.20
SIPC-6 general assessment Payment made on , October 21, 2021		(508.41)
Less prior overpayment applied		(0)
SIPC-7 general assessment Payment made on February 7, 2022		(255.79)
Total assessment balance (overpayment carried forward)		$ 0